Exhibit 99.1

Scotiabank announces certain items impacting first quarter reported results including the gain on the sale of its operations in Thailand

TORONTO– January 6, 2020/CNW/- Scotiabank provided today an update on certain items that will cumulatively benefit its first quarter reported results by approximately $175 million after-tax.

1.	Gain on sale of Thailand

As previously announced, the Bank sold its 49% interest in Thanachart Bank Public Company Limited in Thailand in exchange for cash and an approximately 6% ownership interest in the form of common shares in TMB Bank Public Company Limited, Thailand. The Bank realized a net gain of approximately $410 million after-tax on the sale that will be recorded in the income statement in Q1 2020.

2.	Allowance for credit losses

The Bank determines its allowance for credit losses (ACL) using three probability-weighted forward-looking scenarios. The “base case” represents the most likely outcome and the other two scenarios represent more optimistic and more pessimistic outcomes, to which relative probabilities are assigned. Consistent with developing practice among major international banks in applying IFRS 9, and the Bank’s prudent approach to expected credit loss provisioning, the Bank has added an additional, more severe pessimistic scenario, effective this quarter. The Bank currently estimates that the addition of this fourth scenario will increase the ACL of $5.1 billion by approximately $150 million or approximately $110 million after-tax.

3.	Derivatives valuation adjustment

Together with the implementation of a new derivatives valuation platform, the Bank has enhanced its fair value methodology primarily relating to uncollateralized OTC derivatives. This enhancement will result in an after-tax charge of approximately $90 million (approximately $120 million pre-tax) that will be recorded in the income statement in Q1 2020.

4.	Impairment charge on one software asset

The Bank has identified one software asset that depends on embedded third-party software which will be discontinued, and vendor support will subsequently cease to be available at the end of 2020. This asset must be replaced, and the Bank has already developed plans in this regard. The Bank will record an after-tax impairment charge of approximately $35 million (approximately $50 million pre-tax), in the income statement in Q1 2020.

About Scotiabank

Scotiabank is a leading bank in the Americas. We are here for every future. We help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 100,000 employees and assets of over $1 trillion (as at October 31, 2019), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @ScotiabankViews.

For media enquiries only:

Clancy Zeifman

Global Communications

clancy.zeifman@scotiabank.com

(416) 933-1864

For investor enquiries only:

Philip Smith

Investor Relations, Scotiabank

philip.smith@scotiabank.com

PH: (416) 863-2866

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